Exhibit 99.1

Drilling Continues To Add Mineralization At Lemarchant Deposit, South Tally Pond Project, Newfoundland

•	LM17-146: 10.97% zinc, 0.27% lead, 1.31% copper, 28.1 g/t silver, 1.7 g/t gold over 2.9 m.
•	Geological Structural Study & NI 43-101 Resource Update Initiated at Lemarchant
•	Third Drill Rig Added to South Tally Pond Project

CZN-TSX
CZICF-OTCQB

VANCOUVER, Nov. 10, 2017 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) is pleased to report further positive results from its ongoing diamond drill exploration program on the Lemarchant zinc-lead-copper-silver-gold volcanogenic massive sulphide deposit, located on the 100%-owned South Tally Pond project in central Newfoundland.

Lemarchant Main Zone Extension Drill Results

The 2017 Lemarchant summer drill program focused on further testing and defining the up-dip mineralization discovered during the 2017 winter drill program at the Lemarchant Main Zone.

Drillholes LM17-145 and 146 totaling 496 metres targeted additional up- and down-dip extensions to the Lemarchant Main Zone mineralization.

LM17-146 intersected 11% zinc over 2.9 metres, up-dip of LM11-66 and extended the massive sulphide horizon by 25 metres in this area.

LM17-145 intersected stringer base metal mineralization (footwall) down-dip of LM11-43, where the mineralization appears to be have been displaced by local faulting related to the Lemarchant thrust fault.

To date in 2017, the Main Zone has been tested with 32 drillholes and 3 extension drillholes totaling almost 7,500 metres. The 2017 drilling program has successfully extended the Lemarchant deposit up-dip by up to 80 metres over a 200-metre strike length at vertical depths between 120 to 170 metres below surface.

"The 2017 drill program at Lemarchant has intersected significant extensions of very good grade base and precious metal massive sulphide mineralization, both up-dip and to the immediate south of the currently defined Lemarchant deposit," stated Mike Vande Guchte, VP Exploration Newfoundland for Canadian Zinc. "The Lemarchant deposit is a sizeable volcanogenic massive sulphide system that remains open for expansion and we look forward to updating the previous Lemarchant resource estimate with the new results."

Lemarchant Northwest Zone Extension Drill Results

Four drillholes (1,460 metres) testing for extensions to the Lemarchant Northwest Zone, located 250 metres northwest of the Main Zone, were completed.

Drillholes LM17-147 and 148 targeted a southern extension to the Northwest Zone. LM17-147 intersected massive sulphide and mineralized barite over 5.2 metres below an interpreted east-west fault zone. LM17-148 targeted the same mineralized horizon 35 metres to the north and intersected a mafic intrusion.

Drillholes LM17-149 and 150 targeted a northern extension to the Northwest Zone mineralization. LM17-150 intersected a stringer base metal mineralization over 21.4 metres with semi-massive sulphides intersected over the first 6.1 metres and a 15.3 metre intercept of similar grade below. The footwall zone stringer mineralization is located immediately below a mafic intrusion.

Assay results for the recently complete drillholes testing the Lemarchant Main Zone and the Northwest Zone are summarized below:

Drill Hole	Section	From (m)	To (m)	Length (m)	Zone	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)	Au (g/t)
Main Zone
LM17-145	102+50N	183.0	200.2	17.2	FW	2.17	0.28	0.19	10.60	0.08
LM17-146	102+00N	201.4	204.3	2.9	MZ	10.97	0.27	1.31	28.09	1.73
		204.3	210.1	5.8	FW	0.90	0.12	0.34	6.36	0.24
Northwest Zone
LM17-147	104+75N	196.0	201.2	5.2	MZ	3.36	0.96	0.39	113.7	1.60
LM17-148	104+75N					No Significant Results
LM17-149	106+75N					No Significant Results
LM17-150	106+75N	316.8	338.2	21.4	FW	3.05	1.78	0.35	14.6	0.51
* All intervals are core length; true thickness is estimated to be near core length; FW = Footwall, MZ = Mineralized Zone

Geological Structural Study and NI 43-101 Resource Update

Mercator Geological Services Limited, of Dartmouth, Nova Scotia, has been engaged to complete a geological structural study of the Lemarchant deposit. The structural study will examine specific drill core and bedrock features that will be applied to the geological model with the objective of identifying potential offset areas of known mineralization and potential new adjacent areas of mineralization. The structural model will also assist in the preparation of an updated National Instrument ("NI") 43-101 Geological Resource Estimate of the Lemarchant deposit that will be completed after the end of this drilling program.

Lemarchant North Target Drill Results

Five drillholes, LM17-151 to LM17-155 (1,363 metres) were completed on the North target area, a new area previously undrilled, located 300 to 500 metres north of the Lemarchant deposit. The five drillholes targeted near surface, conductive zones modelled from the ground electromagnetic ("EM") geophysical surveys completed in 2016.

Drilling intersected up to 2-metre thick, pyrite and/or pyrrhotite-rich mudstone horizons similar to those seen near surface at the Lemarchant deposit. The iron-rich mudstones are typically located at the mafic-felsic volcanic transition; however, no significant base mineralization was intersected in these drillholes. Whole rock geochemical samples are pending and may provide further vectoring information to mineralization in this area.

Three Drills Completing Fall Drilling Program

Three high priority base metal prospects located in the Lemarchant area, including Lost Pond (drilling underway), Spencers Pond and Lake Ambrose West, are scheduled for drill testing.

•	At the Lost Pond prospect, located 10 km north of Lemarchant, the planned drilling (1,500 metres) is following up on three drillholes completed in 2011, where 4.0% copper mineralization was intersected over 0.5 metre in drillhole BL11-01. The copper mineralization occurs at the mafic-felsic volcanic contact within geochemically similar mudstones to that which overly the Lemarchant deposit. Drilling at Lost Pond was initiated on October 14, 2017.
•	At the Spencers Pond prospect, located approximately 2 km southwest of the Lemarchant deposit, initial drill testing (1,500 metres) of the newly defined EM targets is planned. In this area, a single, historic drillhole intersected massive sulphide (pyrite) over 0.5 metres associated with geochemically similar mudstones to that which overly the Lemarchant deposit.
•	At the Lake Ambrose West prospect, located approximately 6 km northeast of the Lemarchant deposit, the planned drilling (700 metres) is aimed at priority airborne EM conductors (2011 survey) and coincident ground horizontal loop EM conductors (completed by Noranda) that have not been drill tested.

Drilling at the Boomerang-Domino massive sulphide deposit on the Tulks South property was initiated in early October. Up to 5,000 metres of drilling is planned for the area, specifically targeting the Zinc Zone located immediately along strike (southwest) of the Boomerang-Domino deposit; drilling an untested area up-dip of the Boomerang-Domino deposit; and further testing of the high-grade Hurricane prospect located along strike (northeast) of the Boomerang-Domino deposit.

A third drill rig has been added to the fall program to begin initial testing at the Lake Ambrose West target and then continue testing for extensions to the Lemarchant Northwest zone mineralization at the Lemarchant deposit.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-stage zinc-lead-silver property, located in the Northwest Territories.

The Company also owns an extensive land package in central Newfoundland that it is exploring for zinc-lead-copper-silver-gold deposits including the South Tally Pond project, which hosts the Lemarchant deposit with the an Indicated Resource of 1.24 million tonnes averaging 5.38% Zn, 1.19% Pb, 0.58% Cu, 59.17 g/t Ag and 1.01 g/t Au; and an Inferred Resource of 1.34 million tonnes at an average grade of 3.70% Zn, 0.86% Pb, 0.41% Cu, 50.41 g/t Ag and 1.00 g/t Au, established in 2012.

The Company's exploration strategy in central Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing base metal mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Quality Assurance and Quality Control

Drillhole intervals are core length with true thickness estimated to be 85-100% of core length. Samples were sawn from NQ-sized core with half core sections sealed in plastic bags and transported by Canadian Zinc personnel to Eastern Analytical Labs in Springdale, Newfoundland. Samples were analyzed for Cu, Pb, Zn, Ag and Au at Eastern Analytical Labs from the sawn NQ-sized half core sections. Data quality is monitored through the insertion of control samples consisting of one prepared base and precious metal standard and one blank sample for every 20 samples of drill core. All control samples conformed to the accepted contained grades of base and precious metals. Select samples pulps were shipped to ALS Minerals in North Vancouver, BC for 33-element ICP analysis for further check assays of significant base and precious metal bearing samples. Historical results were obtained from published reports and news releases available in the public domain.

Michael J. Vande Guchte, P.Geo., VP Exploration NL for Canadian Zinc Corporation is responsible for the Newfoundland exploration programs, and is a Qualified Person as defined by NI 43-101 and has reviewed and has approved the contents of this news release.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

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For further information: Alan B. Taylor, Chief Operating Officer & Vice President Exploration, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Michael J. Vande Guchte, Vice President, Exploration NL, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; E-mail: invest@canadianzinc.com; Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 12:49e 10-NOV-17